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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                      Momentum Business Applications, Inc.
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                                 (Name of Issuer



                Class A Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)



                                    60877P108
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                                 (CUSIP Number)



                                December 31, 2001
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             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                        [X] Rule 13d-1(c)
                        [ ] Rule 13d-1(d)
                        [ ] Rule 13d-1(b)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
--------------------------                              ------------------------
CUSIP NO. 60877P-10-8              SCHEDULE 13G                Page 2 of 5 Pages
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1.                NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION
                  NO. OF ABOVE PERSON

                  NEWBERG FAMILY TRUST u/d/t 12/18/90
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2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) [ ]
                                                                      (B) [X]
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3.                SEC USE ONLY


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4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA
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                               5.     SOLE VOTING POWER

                                      495,340
   NUMBER OF                  --------------------------------------------------
    SHARES                     6.     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                           0
    EACH                      --------------------------------------------------
  REPORTING                    7.     SOLE DISPOSITIVE POWER
   PERSON
    WITH:                             495,340
                              --------------------------------------------------
                               8.     SHARED DISPOSITIVE POWER

                                      0
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9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  495,340
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10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES*                                          [ ]
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11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  10.55%
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12.               TYPE OF REPORTING PERSON*

                  00 - Trust
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
                                                               Page 3 of 5 Pages
                                                                   ---  ---
ITEM 1.

      (a) Name of Issuer:  Momentum Business Applications, Inc.
                           ------------------------------------

      (b) Address of Issuer's Principal Executive Offices:

              4301 Hacienda Drive, Suite 410, Pleasanton, CA 94588
              ----------------------------------------------------
ITEM 2.

      (a) Name of Person Filing:

             Bruce L. Newberg as Trustee of the Newberg Family Trust
            ---------------------------------------------------------

      (b) Address of Principal Business Office or, if none, Residence:

                 11601 Wilshire Boulevard, Los Angeles, CA 90025
                -------------------------------------------------

      (c) Citizenship:   Delaware
                      -------------

      (d) Title of Class of Securities: Class A Common Stock $0.001 par value
                                       ---------------------------------------

      (e) CUSIP Number: 60877P-10-8
                       -------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or Dealer registered under Section 15 of the Act
     (b)  [ ] Bank as defined in section 3(a)(6) of the Act
     (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940
     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State
     (f) [ ] Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
     (g)  [ ] Parent  Holding  Company  or  control  person, in  accordance with
              Section 240.13d-1(b)(ii)(G)(Note: See Item 7)
     (h) [ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
     (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
     (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Section 240.13d-1(c), check this box [ ].


ITEM 4.   OWNERSHIP

      If the percent of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1(b)(2) if applicable exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

                                                               Page 4 of 5 Pages
                                                                   ---  ---

       NEWBERG FAMILY TRUST u/d/t December 18, 1990

      (a) Amount Beneficially Owned:  495,340
                                    --------------------------------------------
      (b) Percent of Class:  10.55%
                           -----------------------------------------------------
      (c) Number of shares as to which such person has:

         (i)sole power to vote or to direct the vote:       495,340
                                                     ---------------------------
         (ii)shared power to vote or to direct the vote:    0
                                                        ------------------------
         (iii)sole power to dispose or to direct the disposition of:  495,340
                                                                    ------------
         (iv)shared power to dispose or to direct the disposition of:   0
                                                                     -----------


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. NOT APPLICABLE.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required. NOT APPLICABLE.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. NOT APPLICABLE.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. NOT APPLICABLE.

                                                               Page 5 of 5 Pages
                                                                   ---  ---

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security report on will be filed, if required, by members of the group, in their individual capacity. NOT APPLICABLE.


ITEM 10.  CERTIFICATION

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.



Date:     February 13, 2002                     Newberg Family Trust



                                                By: /s/ Bruce L. Newberg
                                                   -----------------------------
                                                   Bruce L. Newberg, Trustee